GRUPPO CAMPARI®

DAVIDE CAMPARI - MILANO S.p.A.

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: +39 02 6225.1 - FAX: +39 02 6225312 - E-MAIL: DAVIDECAMPARI@CAMPARI.COM - WWW.CAMPARI.COM

RECEIVED DEC 0 3 2003

PROCESSED DEC 15 2003 THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20[redacted]
United States of Ame

03037933

By Courier

November 28, 2003

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quarterly report as of September 30, 2003, referring to the period from January 1, 2003 to September 30, 2003, as approved by the Board of Directors Meeting held on November 10, 2003, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the third quarter of 2003; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

Davide Campari-Milano S.p.A.

Registered office in Via Filippo Turati 27, 20121 Milano
Fully paid-up share capital € 29,040,000
Milan Companies Register no. 06672120158
Business Administration Register (REA) no. 1112227

Consolidated report

for the quarter ending

30 September 2003

Indice

Directors' Report

Introduction

The Campari Group's sales and financial performance for the first nine months of 2003 shows highly satisfactory levels of growth, despite the substantial impact of the Euro's rise against the US dollar and the Brazilian real on the consolidated profit and loss account.
The table below shows the key consolidated profit and loss figures for the first nine months of this year and a comparison with the same 2002 period, at average actual exchange rates and constant exchange rates.

	nine-month figures to 30 September			% change at constant exchange rates [1]
	2003	2002	% change	
€ million				
Sales net of discounts and excise duties	505.7	457.3	10.6%	17.1%
EBITDA	118.7	111.7	6.2%	12.4%
EBITA	106.4	100.2	6.3%	12.5%
EBIT	85.5	79.4	7.8%	15.6%
Profit before tax and minority interests	114.1	77.2	47.8%	54.6%
Group profit before tax	102.1	66.0	53.8%	58.2%

[1] To provide a meaningful comparison, amounts in currencies other than Euro for the first nine months of 2003 have been converted at the average exchange rate for the first nine months of 2002.

In particular, the rise in value of the Euro, which began in the second half of last year, reduced sales growth from 17.1% to 10.6%, and EBIT growth from 15.6% to 7.8%.
The much larger rises in profit before tax and minority interests, and therefore Group profit before tax (47.8% and 53.8% respectively, at actual exchange rates) were chiefly attributable to the proceeds from the sale of the Group property in Via Filippo Turati in Milan (see below under "Significant events"), recorded under extraordinary income.

Significant events

Significant events for the first nine months of 2003 are reported in chronological order below.

Agreement with the trade unions

On 10 January 2003 the Group announced that it had reached an important agreement with the trade unions on the rationalisation of its production facilities—in particular the opening of a new plant in Novi Ligure and the gradual winding down of the plants in Sesto San Giovanni and Termoli.
The agreement includes substantial financial support for the employees placed on " *liste di mobilità*" (under the government's "*programma di mobilità*"), and was reached in a wholly transparent manner. The restructuring had already been announced in March 2003, and should be completed by the end of 2005.

Campari stock enters Midex

On 30 January 2003, the Campari stock entered the Midex, the index for leading Italian mid-caps listed on the Italian stock market (MTA) run by Borsa Italiana S.p.A. Following this event, the Campari stock has also been traded on the after hours market (TAH).

Joint venture on the Spanish market

On 10 February 2003 the Campari Group announced the creation of Summa S.L., a joint venture with the Gonzalez Byass Group,the Spanish market leader in production and sales of sherry, brandy and other wines and spirits. The joint venture began operating in April 2003, and is aimed at boosting sales of both groups' product portfolios on the Spanish market. Campari owns 30% of the new company (Gonzales Byass: 70%), which projects sales of 1.8 million cases and turnover in excess of € 65 million per year.

Campari Mixx launched in Germany and Austria

In the first quarter of 2003 the Campari Group signed an agreement with Interbrew Deutschland (Interbrew Group) and Stock Austria (Eckes Group) relating to the distribution of Campari Mixx in Germany and Austria. The German agreement is for four years, and the Austrian agreement for three.

US launch for SKYY Berry, SKYY Spiced and SKYY Vanilla

In March 2003 SKYY Spirits, LLC launched three additions to the SKYY Vodka range: SKYY Berry, SKYY Spiced and SKYY Vanilla, to complement SKYY Citrus.

Sella & Mosca stake increased to 100%

In June 2003, the Campari Group acquired the remaining 22.38% of Sella & Mosca S.p.A. that it did not already own, via its subsidiary Zedda Piras S.p.A.. The acquisition cost was € 8.5 million.

Merger of Francesco Cinzano & C.ia S.p.A.

On 26 June 2003, Francesco Cinzano & C.ia. S.p.A. was merged into Campari-Crodo S.p.A. For the purposes of corporate income tax, the merger became effective from 1 January 2003 (pursuant to article 123 of presidential decree 917/86), while for legal purposes it took effect on 14 November 2003.

US$ 300 million bond issue aimed at US institutional investors

Following the success of the senior guaranteed note placement on the US market last year, and to take advantage of particularly favourable conditions on the debt markets (investor demand and interest rate levels), on 16 July 2003 the Parent Company Davide Campari-Milano S.p.A. completed a US$ 300 million bond issue in a private placement aimed at US institutional investors.
The transaction was structured in two tranches of US$ 100 million and US$ 200 million, and the instruments are bullet bonds maturing in 12 years and 15 years, with a fixed coupon of 4.33% and 4.63% respectively.
As a result, the Group has secured financial resources with a longer maturity than the debt contracted last year - and at more advantageous terms - placing it in a strong position to fund future growth.
At the same time, the Group took out a cross currency swap in an attempt to eliminate currency risk, converting debt originally denominated in US dollars into Euros (at the rate of 1.1630), and exchanging a fixed rate for a variable one (euribor + a spread of around 60 basis points).

Sale of the building in Via Filippo Turati, Milan

On 18 July 2003 the Group announced that it had sold its building in Via Filippo Turati in Milan for € 47.4 million, to take advantage of the buoyant property market, and as part of the rationalisation of the Group's Italian sites.
The property was previously leased by the Parent Company under financial leasing agreements signed with Credemleasing S.p.A. The agreements were terminated on 29 July 2003, when the Group regained ownership of the building in return for a final payment of 12.7 million.

Also on 29 July 2003, a six-year lease was signed with the purchaser, Morgan Stanley Eurozone Office Fund, enabling the Group to maintain the Via Turati address as the registered office for both the Parent Company and some of its Italian subsidiaries for the time being.
The sale resulted in a capital gain of around € 34 million before taxes, boosting the consolidated results.

Agreement to acquire the Riccadonna brand

On 31 July 2003 Campari-Crodo S.p.A. signed an agreement to acquire the Riccadonna brand from Bersano - Riccadonna S.p.A. for € 11.3 million.
Since 1995 the Group has managed the distribution of Riccadonna on the main export markets, particularly Australia and New Zealand, where Riccadonna leads the Asti segment. It will now extend distribution throughout the world, with the exception of Italy, where Bersano S.p.A. (now Bersano - Riccadonna S.p.A.) will retain the brand distribution rights under an agreement renewable annually.
The brand acquisition is scheduled for completion in early 2004, when the new production facilities at Novi Ligure will be operational: production of Riccadonna will mostly take place at the new site, including production destined for the Italian market, which should generate substantial industrial synergies.
2003 net sales of Riccadonna are projected at around € 13 million, of which exports should account for € 7 million.
The product portfolio of Riccadonna (established 1921 in Canelli, near Asti) includes a number of important sparkling wine brands sold in Italy and overseas, such as Asti Riccadonna and President Reserve Riccadonna.

Production ends at Termoli

As indicated in the Group's restructuring plan (and agreed with the trade unions), the Termoli plant ceased production in the last week of July.
Campari production previously carried out at Termoli has been transferred to Sesto San Giovanni, while production of Cynar, Biancosarti and Jägermeister is to be transferred to the new facility at Novi Ligure.

Start-up of operations at Novi Ligure

The new production facilities at Novi Ligure opened on 4 August 2003. By 30 September 2003, the sparkling wine cellar, vermouth cellar and alcohol warehouse were all operational (as well as essential utilities).

Production of vermouth extracts has now started, as has storage of must obtained from the 2003 harvest. Sparkling wine production has also begun.

Nine-month sales performance

All sales figures provided in this report are net of excise duties and discounts.

In the first nine months of 2003, the Campari Group posted consolidated net sales of € 505.7 million, a 10% increase on the same period of 2002 (€ 457.3 million).

Net sales performance	€ million	% change versus first nine months 2002
- net sales: first nine months 2003	505.7	
- net sales: first nine months 2002	457.3	
Increase in net sales	48.4	10.6%
of which		
external growth	28.6	6.3%
organic growth (before exchange rate effect)	49.4	10.8%
exchange rate effect	-29.6	-6.5%
Increase in net sales	48.4	10.6%

As the table above shows, external growth (relating to nine-month sales of 1800 Tequila by Skyy Spirits, LLC) was € 28.6 million, contributing 6.3% of the 10.6% increase in sales. Please note that sales of 1800 Tequila will no longer be recorded under external growth from the fourth quarter of 2003, as the distribution agreement for this brand in the US began in October 2002.

Organic growth (at the average exchange rate for the first nine months of 2002), was 10.8%, in line with the figure for the first six months of the year (+10.7%). This excellent performance, driven by positive results from almost all of the Group's main brands, also benefited from the contribution of Campari Mixx, a ready-to-drink line launched in the second half of 2002.

However, negative exchange rate movements depressed net sales by 6.5%, although this was a slight improvement on the impact of exchange rates in the year to June (-8.1%). These figures are largely explained by a 16.5% drop in the average value of the US dollar against the Euro in the first nine months of 2003 versus the first nine months of 2002, and a 28.5% drop in the average value of the Brazilian real against the euro over the same period.

Average exchange rate 1 January - 30 September	2003	2002	% change
US$ x 1 €	1.111	0.928	
€ x 1 US$	0.8997	1.0775	-16.5%
BRL x 1 €	3.478	2.487	
€ x 1 BRL	0.2875	0.4021	-28.5%

Although the negative exchange rate movements had a significant impact, there was some improvement over the nine-month period compared to the first six months of the year: the average US$ exchange rate was -16.5% versus -18.8%, while the average BRL rate was -28.5% versus -38.5%. This improvement is largely due to the fact that the decline in both currencies against the Euro did not begin until the second half of 2002 rather than to exchange rate movements in 2003. .

The two tables below show sales by region. The first table gives a geographical breakdown of net sales, while the second identifies the contribution of each region, provides external and organic growth figures and shows the effect of exchange rate movements.

Net sales by region	first nine months 2003		first nine months 2002		% change
	€ million	%	€ million	%	2003 / 2002
Italy	249.9	49.4%	228.6	50.0%	9.3%

Europe	98.1	19.4%	87.2	19.1%	12.5%
Americas	146.2	28.9%	128.5	28.1%	13.7%
Rest of the world	11.5	2.3%	13.0	2.8%	-11.2%
Total	505.7	100.0%	457.3	100.0%	10.6%

Breakdown of % change in net sales by region	Total change in 9 months sales in %	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	9.3%	0.0%	9.3%	0.0%
Europe	12.5%	0.0%	12.9%	-0.4%
Americas	13.7%	22.3%	13.2%	-21.7%
Rest of the world	-11.2%	0.0%	-0.7%	-10.5%
Total	10.6%	6.3%	10.8%	-6.5%

The first table shows that the contribution of each region was largely unchanged on the same period last year. Similar contributions to the overall 10.6% growth in net sales recorded in the first nine months of the year came from Italy, Europe and the Americas (despite the impact of negative exchange movements).

Net sales in Italy (49.4% of the total) for the nine months rose by 9.3% year-on-year, to € 249.9 million. Sales of spirits were particularly buoyant, especially Campari Mixx, as were soft drink sales, which, after two excellent months in May and June, enjoyed a booming third quarter thanks to the hot weather. Growth in wine sales was more modest, despite a good performance from Cinzano sparkling wines, which traditionally do very well in the fourth quarter of the year.
Italian sales growth would have been even better (+10.7%) without the drop in income under "Other sales", attributable to the non-core activity of bottling for third parties at the Sulmona plant.

European sales (19.4% of the total) advanced 12.5% compared to the first nine months of 2002, thanks to:
- in the spirits business, the launch of Campari Mixx in Germany and Austria in March 2003
- in the wines business, buoyant sales of Cinzano vermouth, which benefited from a new distribution agreement for the important Russian market
- the first signs of a trend reversal on the German market, following a general upturn in consumption, but mostly thanks to the reorganisation of operations over the last year there beginning to bear fruit.

In the Americas (28.9% of the total), net sales rose by 13.7% versus the first nine months of 2002, to € 146.2 million. As expected, this result was due to a combination of factors:
- organic growth of 13.2%, stripping out the negative exchange rate effect;
- sales of 1800 Tequila, for which the Group acquired distribution rights in October 2002,generating external growth of 22.3%;
- the decline of the US dollar and Brazilian real against the Euro eroding the region's net sales figure by 21.7%

The two tables below provide further details of the net sales data from the Americas. In particular, net sales in the US grew by 29.5%, thanks to the excellent results achieved by Skyy Spirits, LLC and despite the negative impact of the US dollar's decline against the Euro (-19.3%).
In Brazil, the 28.5% decline in the Brazilian real reduced the net sales figure by the same amount, as the sales performance of Campari do Brasil Ltda. (stripping out exchange rate effects) was flat compared with the first nine months of 2002. The measures introduced recently by the Brazilian government to combat high inflation, including an increase in interest rates. led to a slowdown in orders over the third quarter, although some of the ground lost could be made up in the last quarter of the year.

In the other countries making up the Americas region, sales growth was 26.0%, despite the substantial impact of negative exchange rate movements.

Breakdown of net sales	first nine months 2003		first nine months 2002		% change
in the Americas	€ million	%	€ million	%	2003 / 2002
US	116.2	79.5%	89.7	69.8%	29.5%
Brazil	24.8	17.0%	34.8	27.0%	-28.5%
Other countries	5.1	3.5%	4.1	3.2%	26.0%

Total	146.2	100.0%	128.5	100.0%	13.7%

Breakdown of % change in net sales in the Americas	Total % change first nine months 2003	Of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
US	29.5%	31.9%	16.9%	-19.3%
Brazil	-28.5%	0.0%	0.0%	-28.5%
Other countries	26.0%	0.0%	42.9%	-16.9%
Total	13.7%	22.3%	13.2%	-21.7%

Net sales for the rest of the world, which account for 2.3% of total Group sales, declined by 11.2% versus the first nine months of 2002, mainly due to negative exchange rate movements (-10.7%). In the two biggest markets, Japan and Australia, the former was hard hit by the local distributor's destocking policy, while the latter continued to benefit from a positive sales trend.

The two tables below show net sales performance by business area and provide a total growth figure for each, which is broken down into external growth and organic growth. The tables also show the effect of exchange rate movements.

Net sales by segment	first nine months 2003		first nine months 2002		% change
	€ million	%	€ million	%	2003 / 2002
Spirits	323.5	64.0%	288.4	63.1%	12.1%
Wines	58.8	11.6%	57.1	12.5%	2.9%
Soft drinks	118.0	23.3%	103.7	22.7%	13.8%
Other sales	5.4	1.1%	8.0	1.8%	-32.3%
Total	505.7	100.0%	457.3	100.0%	10.6%

Breakdown of % change in net sales by segment	Total % change first nine months 2003	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Spirits	12.1%	9.9%	11.7%	-9.4%
Wines	2.9%	0.0%	6.0%	-3.2%
Soft drinks	13.8%	0.0%	13.8%	0.0%
Other sales	-32.3%	0.0%	-25.2%	-7.1%
Total	10.6%	6.3%	10.8%	-6.5%

All of the Group's business segments - spirits, wines and soft drinks- achieved good sales growth in the first nine months of the year, although performances varied.
Only business recorded under "Other sales" performed badly, declining by 32.3% year-on-year. Stripping out the contribution of this non-core segment, the Group's net sales growth would have been 11.4% instead of 10.6%.

Spirits

Spirits posted sales of € 323.5 million in the first nine months of 2003, a 12.1% increase on the € 288.4 million figure for same period of 2002.
This result benefited from external growth of 9.9%, but negative exchange rate movements reduced overall growth by 9.4%. Stripping out the exchange rate effect, spirits delivered organic growth of 11.7%.
The performance of the main spirits' brands is described below.
Net sales of **Campari**, before exchange rate effects, were slightly higher than in the first nine months of 2002 (+0.3%). Negative exchange rate movements (4.6%), mainly attributable to the fall of the Brazilian real against the Euro, reduced overall sales which went down 4.3%.
In Brazil, Campari continued to perform well: despite an economic climate unfavourable to medium-high end spirits, the brand gained market share following a promotional campaign, with sales rising by 7.7%.
On the Italian market, net sales of Campari for the first nine months were up 3.6% year-on-year, with a slight slowdown in the third quarter compared with the first half.

In Germany, the Campari sales turnaround that took place in the first quarter of the year continued, with the brand achieving modest year-on-year growth over the nine months.

Sales of **SKYY Vodka** (including the "flavours" range) made a major contribution to the spirits business in the first nine months of the year, recording sales growth (before exchange rate effects) of 25.3%.
The concentration of sales of this brand in the US (90% of the total), combined with the significant depreciation of the US dollar, eroded sales by 20.1%, hitting the overall performance of SKYY Vodka and putting growth in euro terms at just 5.2%.
Also noteworthy was the launch on the US market in March 2003 of three additions to the SKYY Vodka range -SKYY Berry, SKYY Spiced and SKYY Vanilla- to complement the existing citrus flavour.
Since the launch, the flavoured vodka range has come to represent 17% of total SKYY brand sales.
Although in absolute terms the results remain relatively modest, sales of SKYY Vodka outside the US rose by 34.6% over the period, since the number of countries where the brand is distributed is constantly increasing, and SKYY Vodka is becoming more established in countries offering excellent prospects, such as Canada.

Sales of **CampariSoda**, which are almost entirely recorded in Italy, rose by 4.8% compared to the first nine months of 2002.

After the launch in Italy and Switzerland of **Campari Mixx** in the second half of last year, two important distribution agreements were signed on the German and Austrian markets, as part of the Group's plan to increase distribution to selected destinations. In addition, Campari Mixx Orange, a new line extension with a sweeter flavour and lower alcohol content, which should have more widespread appeal, was launched in Italy in May 2003,.
Nine-month sales of Campari Mixx were slightly below target in Italy, as the brand's performance only met expectations during the summer months.
The market for ready-to-drink products in Italy is still in its early stages, and so far appears to be more sensitive to seasonal factors than in countries such as the US or UK, where the market is more established.

In the first nine months of 2003 the **Brazilian brands** put in a mixed sales performance: Dreher *aguardiente* did well, but sales of "admix" whiskies suffered as a result of the ongoing economic crisis, due to their relatively high prices.
Dreher sales rose by 5.3% in local currency terms, despite the difficult economic conditions, thanks to the effectiveness of a high profile promotional campaign, which was stepped up over the year.
However, sales of the Old Eight and Drury's admix whisky brands declined by 22.2% at constant exchange rates (although traditionally they do best in the last quarter of the year), strong confirmation that Brazilian consumers remain highly sensitive to the economic cycle as regards premium products.

Sales of **Ouzo 12** advanced 9.0% year-on-year (10.3% at constant exchange rates), thanks to a good performance on both key markets: Greece and Germany.

Cynar sales slid 4.0% compared to the first nine months of last year, showing a slight recovery on the important Italian market.

Sales of Mirto di Sardegna and other **Zedda Piras** products, which are only marketed in Italy, grew by 2.4%, thanks to promotion of the brand in mainland Italy.

As for **third-party brands** distributed by the Group, Jägermeister sales edged up by 1.6% (2.0% at constant exchange rates), while overall net sales of Scotch whiskies were up 7.8% at constant exchange rates, or down 9.6% at actual exchange rates as a result of the Euro's appreciation, which also affected results on the US and Brazilian markets.

Wines

Wines posted sales of € 58.8 million in the first nine months of 2003, a 2.9% increase versus the same period of 2002. Stripping out exchange rate effects (-3.2%), this figure rises to 6.0%.

Net sales of **Cinzano vermouth** rose by 7.2% at constant exchange rates, or 2.1% taking into account the negative exchange rate effect (-5.1%).
This highly satisfactory performance was largely attributable to the major expansion in distribution in eastern Europe, particularly in Russia.

Cinzano sparkling wines also performed well, with a net sales increase of 6.7%; this figure was only marginally affected by negative foreign exchange rate movements (-1.0%).
As for the two main markets for these products, Italy and Germany, sales in the former were consistently good over the nine months, while nine-month sales in the latter dipped slightly versus last year, solely as a result of a slowdown in the third quarter.

Nine-month net sales of **Sella & Mosca** wines slipped by 1.4% (1.2% at constant exchange rates), wholly because of limited product availability, especially of white wines, due to the poor 2002 harvest. However, a bumper harvest in 2003 would enable the ground lost this year, which is not expected to be significant, to be made up in 2004.
In Brazil, sales of Liebfraumilch dropped by 5.2% at constant exchange rates.

Sales of **Riccadonna sparkling wines**, which are mostly sold in Australia, were flat versus the first nine months of 2002 at constant exchange rates, but were down 12.4% at actual rates.

Soft drinks
Soft drinks sales, which are mostly recorded in Italy, came in at € 118.0 million in the first nine months of 2003, a 13.8% increase on the same period of the previous year.
As indicated in the section on sales by region, the soft drinks segment benefited from the particularly hot weather throughout the May - September period, when temperatures remained well above seasonal averages.
In particular, sales of **Lemonsoda**, **Oransoda** and **Pelmosoda** rose by 17.8%, mineral water sales advanced by 9.1%, while sales of Lipton Ice Tea (a third-party brand distributed in Italy) climbed by 27.4%.
Crodino is still the Group's main soft drinks brand, however, and although- as a non-alcoholic aperitif - it is less affected by climatic conditions, sales of this product remained satisfactory, rising by 5.5% versus the first nine months of 2003.
At the beginning of 2003, the Group stopped selling Granini fruit juices under an agreement with the brand's owner.

Other sales
"Other sales" includes revenues from non-core activities such as co-packing and sales to third parties of raw materials and semi-finished products, mainly in Brazil and Italy.
In the first nine months of 2003, "Other sales" totalled € 5.4 million, 32.3% lower than in the equivalent 2002 period (€ 8.0 million).
This substantial reduction was mainly attributable to a drop in production for third parties in Italy, and—to a lesser degree—to the negative impact of exchange rate movements on "Other sales" in Brazil, which at constant exchange rates were actually higher than in the first nine months of 2002.

Third-quarter sales performance

The Group's consolidated net sales for the third quarter of 2003 totalled € 173.0 million, a 14.7% increase on the corresponding 2002 quarter.

Net sales breakdown	€ million	% change versus 3Q02
- net sales: third quarter 2003	173.0	
- net sales: third quarter 2002	150.8	
Increase in € million	22.2	14.7%
of which:		
external growth	10.4	6.9%
organic growth before exchange rate effect	16.5	10.9%
exchange rate effect	-4.7	-3.1%
Increase in € million	22.2	14.7%

The table above provides a comparison of the Group's third-quarter sales performance with the same period of 2002, together with details of the three factors influencing growth. Of particular note in this year's performance is the double-digit contribution of organic growth (before exchange rate effects), which accounted for 10.9% of the overall increase in sales, and the 6.9% contribution of external growth. In addition, the negative impact of exchange rate movements improved over the quarter, to -3.1%, compared to -6.5% for the first nine months of 2003. As mentioned earlier, the improvement was largely due to a

favourable comparison with average exchange rates for 2002, rather than exchange rate movements in 2003.
The table below breaks down the Group's third-quarter sales performance by business area.

Net sales by segment	Third quarter 2003		Third quarter 2002		% change
	€ million	%	€ million	%	2003 / 2002
Spirits	105.7	61.1%	93.2	61.8%	13.4%
Wines	22.4	12.9%	23.1	15.3%	-3.1%
Soft drinks	42.6	24.6%	32.3	21.4%	31.8%
Other sales	2.4	1.4%	2.2	1.5%	8.0%
Total	173.0	100.0%	150.8	100.0%	14.7%

Key third-quarter figures:

- spirits sales were up 13.4%, thanks to the contribution of 1800 Tequila (recorded under external growth);
- soft drinks did extremely well, advancing 31.8%, thanks to the hot summer;
- wines sales slipped in comparative terms (-3.1%), as this business performed particularly well in the third quarter of 2002.

Consolidated financial statements

Preparation criteria

This consolidated third-quarter report for the quarter ending 30 September 2003 has been drawn up in accordance with article 82, paragraph 1, of Consob resolution 11971 of 14 May 1999.
The accounting principles and valuation criteria are the same as those used for the full-year financial statements for the year ending 31 December 2002 and the half-year report for the period to 30 June 2003.
For ease of comparison, the figures have been restated and are itemised in the same way as those contained in the annual and half-year reports.

No changes in the basis of consolidation have occurred since 31 December 2002 or 30 June 2003.

Consolidated profit and loss account for the period 1 January - 30 September 2003

The table below shows the consolidated profit and loss account for the first nine months of 2003, reclassified in accordance with internationally accepted accounting principles.
The figures for 2003 (in € million) are shown in comparison with those for the same period of 2002.
Each item is also expressed as a percentage of net sales, together with the percentage change on the previous period.

Reclassified profit and loss account	9M03		9M02		%
	€ million	%	€ million	%	change
Net sales	**505.7**	**100.0%**	**457.3**	**100.0%**	**10.6%**
Cost of materials	(180.3)	-35.7%	(155.3)	-33.9%	16.2%
Production expenses	(30.9)	-6.1%	(34.4)	-7.5%	-10.4%
Total cost of goods sold	**(211.2)**	**-41.8%**	**(189.7)**	**-41.5%**	**11.3%**
Gross margin	**294.5**	**58.2%**	**267.6**	**58.5%**	**10.0%**
Advertising and promotion	(102.1)	-20.2%	(87.1)	-19.1%	17.1%
Sales and distribution expenses	(56.0)	-11.1%	(52.5)	-11.5%	6.7%
Trading profit	**136.4**	**27.0%**	**128.0**	**28.0%**	**6.6%**
General and administrative expenses	(33.9)	-6.7%	(31.1)	-6.8%	8.9%
Other operating income	5.1	1.0%	4.1	0.9%	25.2%
Goodwill and trademark amortisation	(20.9)	-4.1%	(20.8)	-4.5%	0.6%
Operating income = EBIT before non-recurring costs	**86.7**	**17.2%**	**80.2**	**17.5%**	**8.2%**
Non-recurring costs	(1.2)	-0.2%	(0.8)	-0.2%	53.4%
EBIT	**85.5**	**16.9%**	**79.4**	**17.4%**	**7.8%**
Net financial income (charges)	(7.0)	-1.4%	(4.5)	-1.0%	53.9%
Exchange rate gains (losses)	1.9	0.4%	9.1	2.0%	-78.8%

Other non-operating income (charges)	33.7	6.6%	(6.8)	-1.5%	-593.4%
Profit before tax and minority interests	**114.1**	**22.6%**	**77.2**	**16.9%**	**47.8%**
Minority interests	(12.0)	-2.4%	(11.2)	-2.4%	10.7%
Group profit before tax	**102.1**	**20.2%**	**66.0**	**14.5%**	**53.8%**
Depreciation of tangible fixed assets	(10.2)	-2.0%	(9.5)	-2.1%	6.9%
Amortisation of intangible fixed assets	(23.0)	-4.5%	(22.8)	-5.0%	0.7%
Total depreciation and amortisation	**(33.1)**	**-6.6%**	**(32.3)**	**-7.1%**	**2.5%**
EBITDA before non-recurring costs	**119.9**	**23.7%**	**112.5**	**24.6%**	**6.6%**
EBITDA	**118.7**	**23.5%**	**111.7**	**24.4%**	**6.2%**
EBITA before non-recurring costs	**107.7**	**21.3%**	**101.0**	**22.1%**	**6.7%**
EBITA	**106.4**	**21.0%**	**100.2**	**21.9%**	**6.3%**

Costs are shown on the consolidated profit and loss account by category. Please note that centralised costs including research and development, quality assurance and engineering costs, which were previously recorded under production expenses (€ 1.9 million in the first nine months of 2002), have been recorded under general and administrative expenses (€ 2.0 million in the first nine months of 2003) since the beginning of 2003.

The Group's operating performance in the first nine months of 2003 showed an improvement on the same period of last year.
In particular, **EBIT** rose by 7.8%, from € 79.4 million to € 85.5 million.
As stated earlier, the **EBIT** growth rate rises to 15.6% at constant exchange rates, since the decline in the US dollar and Brazilian real had a negative impact of 7.8% on the result.

As **net sales** have already been covered in detail above, the comments below will deal with the most significant cost items and non-operating income and charges.

In the first nine months of 2003, the total **cost of goods sold** edged up slightly as a percentage of net sales, from 41.5% to 41.8%. This increase was the result of two opposing trends: the cost of materials rose (and also increased by 1.8 percentage points as a proportion of sales), while production costs fell (and declined by 1.4 points as a percentage of sales).
These trends are mainly explained by:

- the inclusion of sales of 1800 Tequila; as this is distributed under licence, the cost of materials (that is, the cost of purchasing product from the brand owner) is much higher as a percentage of sales than that of the Group's own brands, although production costs are zero;
- the sales mix: soft drinks, which have higher materials costs, increased as a proportion of the total;
- the restatement of certain costs that were previously recorded under production expenses (€ 1.9 million in the first nine months of 2002), and are now booked as general and administrative expenses;
- the reining-in of industrial facility costs at Italian plants.

Advertising and promotional costs increased as a proportion of sales, from 19.1% in the first nine months of 2002, to 20.2%. This was entirely due to the advertising and promotional campaign to launch Campari Mixx.
However, the rise in advertising and promotional costs as a percentage of net sales compared with the same period of last year slowed to 1.1 percentage points for the nine months, compared with a year-on-year rise of 2 points at the end of June. This was largely due to the fact that most of the costs of the Campari Mixx launch were incurred in the first half of the year, both in Germany (where the drink was launched in March) and in Italy (where investment was brought forward).

Sales and distribution expenses fell slightly as a proportion of sales, from 11.5% in the first nine months of 2002 to 11.1% in the same period of 2003.
This decrease was achieved thanks to a reduction in fixed costs (such as sales network and marketing costs) as a proportion of sales and slower growth in variable costs (such as transport and commissions) compared to the rate of sales growth, mainly as a result of increased productivity on the Italian market.

The Group's **trading profit** rose by 6.6% versus the first nine months of 2002, to € 136.4 million. At constant exchange rates, that is, stripping out the decline of the US dollar and Brazilian real, which have a negative impact on sales and a positive effect on costs, —the year-on-year increase would have been 12.9%.

General and administrative expenses jumped 8.9%, but remained broadly unchanged as a proportion of net sales, at 6.7% compared with 6.8% in the same period of last year.

However, note that for 2003 only, these expenses include costs of € 2.0 million which last year were recorded as production expenses. Excluding this item, general and administrative expenses were up only 2.6%, and stood at 6.3% as a proportion of sales.

Other operating income for the period totalled € 5.1 million, up from € 4.1 million in the first nine months of 2002. This item includes royalties received from third parties for the use of Group's brands, and the 2003 figure also encompasses other operating income of € 1.5 million.
The royalties figure for the first nine months of 2003 dropped to € 3.6 million from € 4.1 million in the corresponding 2002 period, mainly due to the US dollar's depreciation against the Euro.
In both periods, this item mainly consists of royalties paid by SABMiller to Skyy Spirits, LLC relating to SKYY Blue, the ready-to-drink line launched last year and produced and distributed by SABMiller in the US.

Goodwill and trademark amortisation charges were broadly in line with the first nine months of 2002 at € 20.9 million. These two items are listed separately on the restated profit and loss account.

EBIT before non-recurring costs totalled € 86.7 million, an 8.2% increase on the same period last year, while **EBIT** was 7.8% ahead of the first nine months of 2002 (see above).

Non-recurring costs for the first nine months came to € 1.2 million, up from € 0.8 million in the equivalent 2002 period. In 2003, this item included non-recurring legal fees and personnel costs—although the latter did not relate to the restructuring programme under way.
In respect of the restructuring programme, a provision of € 10.0 million was made during the 2002 financial year, of which € 2.1 million had been used as of 30 September 2003.

Total **depreciation and amortisation** charges rose by 2.5%. More specifically, amortisation of intangible fixed assets was largely unchanged (€ 23.0 million), while depreciation of tangible fixed assets rose by 6.9%, from € 9.5 million for the first nine months of 2002 to € 10.2 million this time.

As a result of the overall level of depreciation and amortisation charges remaining largely steady, both **EBITDA** and **EBITA** displayed slightly lower growth than EBIT.
In particular,
EBITDA grew 6.2% versus the first nine months of 2002 (or +12.4% at constant exchange rates) to € 118.7 million. The corresponding rise in **EBITA** was 6.3% (+12.5% at constant exchange rates), to € 106.4 million.

Profit before tax and minority interests was € 114.1 million, up 47.8% versus the first nine months of 2002 (€ 77.2 million), boosted by a capital gain of € 33.7 million on the sale of the property in Milan's Via Turati in July 2003.

The three items that appear on the profit and loss account between EBIT and pre-tax profit are described below.
Net financial charges for the period totalled € 7.0 million, up from € 4.5 million in the same period of last year. The increase is chiefly attributable to the fact that, unlike in the first nine months of 2002, when variable interest rates applied to most Group debt, this year a significant portion of the debt is subject to fixed (and therefore, higher) interest rates, thereby contributing to an increase in this item.
The move from variable to fixed interest rates coincided with a restructuring of debt via two private placements on the US market, which were completed successfully in July 2002 and July 2003, with the aim of financing future development projects. To take advantage of low interest rates, the Group took out an interest rate swap during the quarter, moving a large proportion of the debt onto a variable rate.

Exchange rate movements in the first nine months of 2003 produced a net gain of € 1.9 million: the result of a loss of € 0.5 million and a gain of € 2.4 million relating to the closure of foreign currency positions relating to the US dollar-denominated bond issue that took place in July 2002. Exchange rate gains for the first nine months of 2002 stood at € 9.1 million.

Non-operating charges and income for the first nine months of 2003 came to € 33.7 million, largely attributable to the capital gain from the sale of the building in Milan's Via Turati booked in the third quarter. For the first nine months of 2002, a net charge of € 6.8 million was recorded, largely due to the combination of a € 10.0 million provision and a € 3.3 million capital gain deriving from the sale of property.

Group net profit before tax for the first nine months of 2003 was € 102.1 million, a 53.8% increase on the same period last year. Minority interests totalled € 12.0 million, up 10.7% versus the first nine months of 2002. This increase related to the rise in profits at Skyy Spirits, LLC, which was the only company included in

the Group's basis of consolidation during the period where a significant minority of the shares (41.1%) were held by third parties.
In 2002, minority interests also included € 0.7 million relating to the profits made by Sella & Mosca S.p.A., in which third parties held 22.38% of the capital. However, in June 2003 the Group bought out these minority shareholders, and now owns 100% of Sella & Mosca S.p.A.

Third-quarter consolidated profit and loss account
The table below shows the consolidated profit and loss account for the third quarter of 2003, reclassified in accordance with internationally accepted accounting principles. Figures for the same period of 2002 are provided for the purposes of comparison.

Reclassified profit and loss account	3Q03		3Q02		%
	€ million	%	€ million	%	change
Net sales	**173.0**	**100.0%**	**150.8**	**100.0%**	**14.7%**
Cost of materials	(66.4)	-38.4%	(52.4)	-34.7%	26.8%
Production expenses	(10.1)	-5.9%	(11.1)	-7.3%	-8.5%
Total cost of goods sold	**(76.5)**	**-44.2%**	**(63.5)**	**-42.1%**	**20.7%**
Gross margin	**96.5**	**55.8%**	**87.3**	**57.9%**	**10.4%**
Advertising and promotion	(32.9)	-19.0%	(29.5)	-19.6%	11.3%
Sales and distribution expenses	(18.6)	-10.8%	(16.0)	-10.6%	16.4%
Trading profit	**45.0**	**26.0%**	**41.8**	**27.8%**	**7.4%**
General and administrative expenses	(10.3)	-6.0%	(9.1)	-6.1%	13.5%
Other operating income	1.6	0.9%	0.1	0.1%	n.s.
Goodwill and trademark amortisation	(7.0)	-4.0%	(6.9)	-4.6%	0.7%
Operating income = EBIT before non-recurring costs	**29.3**	**16.9%**	**25.9**	**17.2%**	**13.0%**
Non-recurring costs	(0.7)	-0.4%	(0.2)	-0.2%	189.8%
EBIT	**28.6**	**16.5%**	**25.7**	**17.0%**	**11.4%**
Net financial income (charges)	(2.0)	-1.2%	(2.3)	-1.5%	-12.4%
Exchange rate gains (losses)	2.5	1.4%	1.7	1.1%	42.9%
Other non-operating income (charges)	33.6	19.4%	(0.1)	-0.1%	n.s.
Profit before tax and minority interests	**62.7**	**36.2%**	**25.0**	**16.6%**	**150.9%**
Minority interests	(4.1)	-2.4%	(3.5)	-2.3%	17.5%
Group profit before tax	**58.6**	**33.8%**	**21.5**	**14.2%**	**172.7%**
Depreciation of tangible fixed assets	(3.4)	-2.0%	(3.0)	-2.0%	12.3%
Amortisation of intangible fixed assets	(7.8)	-4.5%	(7.7)	-5.1%	1.3%
Total depreciation and amortisation	**(11.2)**	**-6.5%**	**(10.7)**	**-7.1%**	**4.4%**
EBITDA before non-recurring costs	**40.5**	**23.4%**	**36.6**	**24.3%**	**10.5%**
EBITDA	**39.8**	**23.0%**	**36.4**	**24.1%**	**9.3%**
EBITA before non-recurring costs	**36.3**	**21.0%**	**32.9**	**21.8%**	**10.4%**
EBITA	**35.6**	**20.6%**	**32.6**	**21.6%**	**9.0%**

EBIT (operating income) was € 28.6 million for the third quarter, up 11.4% on the same period last year.
Group profitability reflects the strong sales figures achieved over the quarter, with results broadly in line with the performance for the first nine months: EBIT was 16.5% of net sales in the third quarter, compared to 16.9% for the first nine months of the year.
Further to comments made in the above section on the profit and loss account for the first nine months of the year, note that:

- the cost of materials for the third quarter of this year increased as a percentage of net sales compared to both the same quarter of 2002 and the first nine months of 2003. This was due to the sales mix in the quarter, when less profitable products such as 1800 Tequila and soft drinks sold particularly well;
- advertising and promotional costs decreased as a proportion of net sales from 19.6% in the third quarter of 2002, when the figures included the advertising costs of the Campari Mixx launch, to 19.0% this time.

Profit before tax and minority interests was € 62.7 million, while Group profit before tax was € 58.6 million: year-on-year growth rates are not meaningful (over 150% and 170% respectively), because of the € 33.7 million capital gain (on the sale of the Via Turati building) booked in the third quarter of 2003.

Net financial position

As of 30 September 2003 the Group had net debt of € 161.3 million, an improvement on the 30 June 2003 figure (€ 232.9 million). The Group's financial position comprises the following items:

(€ million)	30 September 2003	30 June 2003	31 December 2002
Cash and banks	255.4	55.6	103.5
Marketable securities	3.3	1.9	4.2
Payables to banks	(8.0)	(120.3)	(120.2)
Real estate lease payables	-	(2.1)	(2.0)
Accrued interest on private placements	(2.1)	(2.9)	(3.3)
Short-term financial position	**248.6**	**(67.8)**	**(17.8)**
Payables to banks	(4.4)	(4.4)	(4.9)
Real estate lease payables	-	(10.3)	(11.4)
Private placements and bonds	(403.9)	(148.8)	(163.1)
Other financial payables	(1.6)	(1.6)	(1.6)
Medium-long-term debt	**(409.9)**	**(165.1)**	**(181.0)**
Net debt	**(161.3)**	**(232.9)**	**(198.8)**

The financial position shown in the three periods does not include own shares held by the Parent Company, recorded under fixed financial assets at the purchase cost of € 31 million.

The improvement in the overall net financial position compared to end-June 2003 was driven by cash flow from operations, which was boosted by the positive market trend and the seasonal drop in working capital. The sale of the Via Turati building, the headquarters of the Parent Company and some of the Italian subsidiaries, also improved the Group's cash position, which easily covered investments for the first nine months of the year.
The private placement launched by the parent company on the US market in July 2003 (see "Significant events" section above) increased medium and long-term debt, thereby bringing down short-term bank debt and increasing the Group's cash resources.

We should point out that the inclusion of Sella & Mosca S.p.A. subsidiaries Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobiliaire du Domaine de la Margue in the basis of consolidation would have added € 1.1 million to the Group's debt figure.

Subsequent events

New plant at Novi Ligure

The bottling department, and empty bottle and finished product warehouses have been operational since the beginning of November. Bottling tests for sparkling wines are in progress, with results in line with expectations. The plant should be turning out finished products for sale by the end of the year. Bottling tests for vermouths and liqueurs will follow in the next few months. Production of Cynar, Jägermeister and Biancosarti will begin at the plant in early 2004.

Outlook

The following trends are likely to emerge in the Group's main markets in the last quarter of the year:
- prospects in Germany look fairly bright, as domestic consumption is beginning to show some signs of recovery and the business has been boosted by local restructuring;
- all of the main brands are performing well in Italy; the remainder of the year will be particularly important for Cinzano sparkling wines, which sell better at Christmas;
- high inflation in Brazil made it necessary to increase prices substantially at the end of the first half, which, along with the restrictive measures adopted by the government, caused a slowdown in business in the third quarter. Sales may stage something of a recovery in the last few months of the year, traditionally their strongest quarter;
- fourth-quarter SKYY Vodka sales in the US should benefit from the launch of SKYY Berry, SKYY Spiced and SKYY Vanilla, although the brand will face tougher competition in the premium vodka market. Sales of 1800 Tequila, meanwhile, will start to provide comparative figures from the fourth quarter of 2003, since SKYY Spirits started distributing the brand in the same quarter of last year.

The US dollar and Brazilian real exchange rates will continue to have a significant - although smaller — impact on the Group's results, assuming that exchange rates remain relatively stable.
In this scenario, the average exchange rate for the last quarter of the year would display a smaller difference versus the fourth quarter of 2002, compared to the difference in average rates for the first nine months of 2003 versus the same period of 2002.

GRUPPO

CAMPARI

COMUNICATO STAMPA

RISULTATI DEI PRIMI NOVE MESI AL 30 SETTEMBRE 2003

Continua la forte crescita dei ricavi: € 505,7 milioni,
+10,6% rispetto ai primi nove mesi 2002 (+17,1% a cambi costanti)
Il fatturato nel terzo trimestre accelera ulteriormente: +14,7% rispetto al terzo trimestre 2002

Tutti i livelli di redditività operativa in crescita
EBIT: € 85,5 milioni, +7,8% rispetto ai primi nove mesi 2002 (+15,6% a cambi costanti)
Utile di pertinenza del Gruppo prima delle imposte: +53,8%
(comprese plusvalenze immobiliari)

Indebitamento finanziario netto si riduce di € 71,6 milioni rispetto al 30 giugno 2003, passando da € 232,9 milioni a € 161,3 milioni

Milano, 10 novembre 2003 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Trimestrale al 30 settembre 2003, che mostra le **vendite e tutti i livelli di redditività operativa in forte crescita**. Tali risultati hanno beneficiato in particolare di **un'accelerazione delle vendite nel terzo trimestre** e di una lieve attenuazione dell'impatto negativo dei cambi, per quanto ancora molto penalizzante, rispetto al primo semestre.

Infatti, è opportuno evidenziare che anche i risultati reddituali, se considerati prima dell'impatto dei cambi, mostrano un andamento con una **crescita a doppia cifra** rispetto al corrispondente periodo dell'anno scorso.

	Primi nove mesi 2003 (€ milioni)	**Variazione % a cambi effettivi**	**Variazione % a cambi costanti**
• **Ricavi netti**	**505,7**	**+10,6%**	**+17,1%**
• **EBITDA**	**118,7**	**+6,2%**	**+12,4%**
• **EBITA**	**106,4**	**+6,3%**	**+12,5%**
• **EBIT = Risultato operativo**	**85,5**	**+7,8%**	**+15,6%**
• **Utile di pertinenza del Gruppo prima delle imposte**	**102,1**	**+53,8%**	**+58,2%**

EBITA = EBIT (Risultato operativo) prima dell'ammortamento dell'avviamento e dei marchi.

RISULTATI CONSOLIDATI DEI PRIMI NOVE MESI 2003

Nei primi nove mesi del 2003 le **vendite del Gruppo** sono state pari a € 505,7 milioni, in **crescita del 10,6%**. La **crescita organica**, a cambi costanti, è stata **del 10,8%**, mentre l'impatto negativo dei tassi di cambio, principalmente a causa della svalutazione del Dollaro USA e del Real brasiliano, è stato pari al 6,5%. La **crescita esterna, pari al 6,3%**, è interamente attribuibile al nuovo contratto di distribuzione di *tequila* 1800 sul mercato americano.

Il **margine commerciale** si è attestato a € 136,4 milioni, evidenziando una **crescita del 6,6%** e un'incidenza sulle vendite pari al 27,0%.

L'**EBITDA** è stato di € 118,7 milioni, in **crescita del 6,2%** (+12,4% a cambi costanti) e con un'incidenza sulle vendite pari al 23,5%.

L'**EBITA** è stato di € 106,4 milioni, in **crescita del 6,3%** (+12,5% a cambi costanti) e con un'incidenza sulle vendite pari al 21,0%.

L'**EBIT** è stato di € 85,5 milioni, in **crescita del 7,8%** (+15,6% a cambi costanti) e con un'incidenza sulle vendite pari al 16,9%.

L'**utile prima imposte e degli interessi di minoranza** è € 114,1 milioni, in crescita del 47,8% (+54,6% a cambi costanti), in quanto beneficia della plusvalenza relativa alla cessione dello stabile di Via Filippo Turati a Milano pari a € 33,7 milioni, avvenuta nel mese di luglio.

L'**utile prima delle imposte di pertinenza del Gruppo**, ovvero l'utile prima delle imposte al netto degli interessi di minoranza, è stato di € 102,1 milioni, in crescita del 53,8% (+58,2% a cambi costanti).

Al 30 settembre 2003 l'**indebitamento finanziario netto** è pari a € 161,3 milioni (€ 232,9 milioni al 30 giugno 2003).

VENDITE DEI PRIMI NOVE MESI 2003

Il **segmento *spirits***, con vendite di € 323,5 milioni, pari al 64,0% del fatturato totale, è **cresciuto del 21,6%** a cambi costanti (+12,1% al netto dell'effetto cambi). La crescita organica è stata pari al 11,7% a cambi costanti (+2,3% al netto dell'effetto cambi). Il *brand* **Campari** ha registrato una crescita del 0,3% a cambi costanti (-4,3% al netto dell'effetto cambi). In termini geografici, le vendite di Campari continuano il proprio ***trend* positivo in Italia** (+3,6%) e in **Brasile**, mentre in **Germania** confermano **la positiva inversione di tendenza** registrata dall'inizio dell'anno, mostrando nei primi nove mesi un modesto incremento delle vendite. **SKYY Vodka** ha contribuito significativamente allo sviluppo degli *spirits* nei primi nove mesi, registrando una **crescita**, inclusiva delle nuove *flavoured vodka*, **del 25,3%** a cambi costanti (+5,2% al netto dell'effetto cambi); nell'ambito della gamma SKYY, anche la nuova linea di *flavoured vodka* lanciata nel mese di marzo 2003 continua lo sviluppo positivo delle vendite che nei primi nove mesi hanno rappresentato il 17% del totale della marca SKYY. Inoltre, il segmento *spirits* ha beneficiato del **positivo andamento** di **CampariSoda** (+4,9% a cambi costanti), **Ouzo 12** (+10,3% a cambi costanti), **Jägermeister** (+2,0% a cambi costanti) e delle vendite di **Campari Mixx**, che hanno evidenziato la dinamicità attesa nel corso dei mesi estivi. La **crescita esterna**, relativa a *tequila* 1800, è stata pari al **9,9%** (a cambi costanti).

Il **segmento *wines***, pari al 11,6% del fatturato totale, ha registrato una **crescita del 6,0%** a cambi costanti (+2,9% al netto dell'effetto cambi). Tale risultato è determinato dall'**andamento positivo dei marchi Cinzano**: in particolare, **Cinzano *vermouth*** ha realizzato una crescita del 7,2% a cambi costanti, principalmente grazie al rafforzamento distributivo nei mercati dell'est europeo. Gli **spumanti Cinzano** hanno registrato una crescita del 7,7% a cambi costanti, evidenziando uno sviluppo forte e costante sul mercato italiano, in parte penalizzato da un rallentamento delle vendite intervenuto nel terzo trimestre sul mercato tedesco. **Sella & Mosca** ha registrato una diminuzione del 1,2% a cambi costanti, interamente ascrivibile alla limitata disponibilità di prodotto, con particolare riferimento ai vini bianchi, come conseguenza della pessima vendemmia 2002.

Le **vendite di *soft drinks***, pari al 23,3% del fatturato totale, hanno registrato una **crescita del 13,8%**, segnando una forte accelerazione nel terzo trimestre grazie alle condizioni climatiche particolarmente favorevoli. **Lemonsoda**, **Oransoda** e **Pelmosoda** e **Lipton Ice Tea** sono risultati in crescita rispettivamente del **17,8%** e del **27,4%** nei primi nove mesi. **Crodino**, le cui vendite sono meno correlate alle variazioni climatiche, ha registrato una crescita del **5,5%**.

Relativamente alla **ripartizione geografica**, le vendite dei primi nove mesi 2003 sul **mercato italiano** hanno rappresentato il 49,4% delle vendite del Gruppo e sono cresciute del **9,3%** grazie all'**andamento positivo delle tre aree di *business***, e in particolare di tutte le marche *spirits* e dei *soft drinks*. Le **vendite dell'area Europa**, pari al 19,4% del totale, si sono **incrementate del 12,5%**, grazie all'introduzione di Campari Mixx in Germania e Austria, ai buoni risultati di vendita dei *vermouth* Cinzano e ai primi segnali di ripresa del mercato tedesco. Per quanto riguarda l'area Americhe, pari al 28,9% del fatturato totale, le vendite in **Brasile** si sono attestate, a cambi costanti, **sui livelli dell'anno scorso** (-28,5% a cambi effettivi, interamente attribuibile al svalutazione del Real): le misure governative recentemente adottate per fronteggiare l'alto livello di inflazione, quali l'incremento dei tassi d'interesse, hanno infatti determinato un rallentamento degli ordini nell'ultimo trimestre, che si ritiene potrà essere in parte recuperato negli ultimi mesi dell'anno. Il **mercato USA** ha invece registrato **una crescita del 29,5%**, per effetto dell'apporto del nuovo contratto di distribuzione di *tequila* 1800 (+31,9%) e della solida crescita organica (+16,9% a cambi costanti), trainata dal buon andamento di SKYY Vodka.

* * *

CONFERENCE CALL

Si informa che alle ore 17:00 (CET) di oggi, lunedì 10 novembre 2003, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati dei primi nove mesi 2003. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- dall'Italia: 800 914 551 (numero verde)
- dall'estero: +39 02 3700 8206

* * *

GRUPPO CAMPARI - RISULTATI DEI PRIMI NOVE MESI AL 30 SETTEMBRE 2003

Tabella 1) Gruppo Campari - scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 settembre 2003 € milioni	%	1 gennaio - 30 settembre 2002 € milioni	%	Variazione %
Spirits	323,5	64,0%	288,4	63,1%	12,1%
Wines	58,8	11,6%	57,1	12,5%	2,9%
Soft Drinks	118,0	23,3%	103,7	22,7%	13,8%
Altri ricavi	5,4	1,1%	8,0	1,8%	-32,3%
Totale	**505,7**	**100,0%**	**457,3**	**100,0%**	**10,6%**

Tabella 2) Gruppo Campari - scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 settembre 2003 € milioni	%	1 gennaio - 30 settembre 2002 € milioni	%	Variazione %
Italia	249,9	49,4%	228,6	50,0%	9,3%
Europa	98,1	19,4%	87,2	19,1%	12,5%
Americhe	146,2	28,9%	128,5	28,1%	13,7%
Resto del mondo	11,5	2,3%	13,0	2,8%	-11,2%
Totale	**505,7**	**100,0%**	**457,3**	**100,0%**	**10,6%**

Tabella 3) Gruppo Campari - conto economico consolidato dei primi nove mesi 2003

	1 gennaio - 30 settembre 2003 € milioni	%	1 gennaio - 30 settembre 2002 € milioni	%	Variazione %
Vendite nette (1)	**505,7**	**100,0%**	**457,3**	**100,0%**	**10,6%**
Costo dei materiali	(180,3)	-35,7%	(155,3)	-33,9%	16,2%
Costi di produzione	(30,9)	-6,1%	(34,4)	-7,5%	-10,4%
Totale costo del venduto	**(211,2)**	**-41,8%**	**(189,7)**	**-41,5%**	**11,3%**
Margine lordo	**294,5**	**58,2%**	**267,6**	**58,5%**	**10,0%**
Pubblicità e promozioni	(102,1)	-20,2%	(87,1)	-19,1%	17,1%
Costi di vendita e distribuzione	(56,0)	-11,1%	(52,5)	-11,5%	6,7%
Margine commerciale	**136,4**	**27,0%**	**128,0**	**28,0%**	**6,6%**
Spese generali e amministrative	(33.9)	-6,7%	(31,1)	-6,8%	8.9%
Altri ricavi operativi	5,1	1,0%	4,1	0,9%	25,2%
Ammortamento di avviamento e marchi	(20,9)	-4,1%	(20,8)	-4,5%	0,6%
Costi non ricorrenti	(1.2)	-0,2%	(0,8)	-0,2%	53.4%
Risultato operativo = EBIT	**85,5**	**16,9%**	**79,4**	**17,4%**	**7,8%**
Proventi (oneri) finanziari netti	(7,0)	-1,4%	(4,5)	-1,0%	53,9%
Utili (perdite) su cambi netti	1,9	0,4%	9,1	2,0%	-78,8%
Altri proventi (oneri) non operativi	33,7	6,6%	(6,8)	-1,5%	-593,4%
Utile prima delle imposte e degli interessi di minoranza	**114,1**	**22,6%**	**77,2**	**16,9%**	**47,8%**
Interessi di minoranza	(12,0)	-2,4%	(11,2)	-2,4%	10,7%
Utile prima delle imposte di pertinenza del Gruppo	**102,1**	**20,2%**	**66,0**	**14,5%**	**53,8%**
Ammortamenti materiali	(10,2)	-2,0%	(9,5)	-2,1%	6,9%
Ammortamenti immateriali	(23,0)	-4,5%	(22,8)	-5,0%	0,7%
Totale ammortamenti	**(33,1)**	**-6,6%**	**(32,3)**	**-7,1%**	**2,5%**
EBITDA	**118,7**	**23,5%**	**111,7**	**24,4%**	**6,2%**
EBITA (2)	**106,4**	**21,0%**	**100,2**	**21,9%**	**6,3%**

(1) Al netto di sconti e accise.

(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi.

Tabella 4) Gruppo Campari - conto economico consolidato del terzo trimestre 2003

	Terzo trimestre 2003		Terzo trimestre 2002		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette (1)	**173,0**	**100,0%**	**150,8**	**100,0%**	**14,7%**
Costo dei materiali	(66,4)	-38,4%	(52,4)	-34,7%	26,8%
Costi di produzione	(10,1)	-5,9%	(11,1)	-7,3%	-8,5%
Totale costo del venduto	**(76,5)**	**-44,2%**	**(63,5)**	**-42,1%**	**20,7%**
Margine lordo	**96,5**	**55,8%**	**87,3**	**57,9%**	**10,4%**
Pubblicità e promozioni	(32,9)	-19,0%	(29,5)	-19,6%	11,3%
Costi di vendita e distribuzione	(18,6)	-10,8%	(16,0)	-10,6%	16,4%
Margine commerciale	**45,0**	**26,0%**	**41,8**	**27,8%**	**7,4%**
Spese generali e amministrative	(10.3)	-6,0%	(9,1)	-6,1%	13.5%
Altri ricavi operativi	1,6	0,9%	0,1	0,1%	n.s.
Ammortamento di avviamento e marchi	(7,0)	-4,0%	(6,9)	-4,6%	0,7%
Costi non ricorrenti	(0,7)	-0,4%	(0,2)	-0,2%	189.8%
Risultato operativo = EBIT	**28,6**	**16,5%**	**25,7**	**17,0%**	**11,4%**
Proventi (oneri) finanziari netti	(2,0)	-1,2%	(2,3)	-1,5%	-12,4%
Utili (perdite) su cambi netti	2,5	1,4%	1,7	1,1%	42,9%
Altri proventi (oneri) non operativi	33,6	19,4%	(0,1)	-0,1%	n.s.
Utile prima delle imposte e degli interessi di minoranza	**62,7**	**36,2%**	**25,0**	**16,6%**	**150,9%**
Interessi di minoranza	(4,1)	-2,4%	(3,5)	-2,3%	17,5%
Utile prima delle imposte di pertinenza del Gruppo	**58,6**	**33,8%**	**21,5**	**14,2%**	**172,7%**
Ammortamenti materiali	(3,4)	-2,0%	(3,0)	-2,0%	12,3%
Ammortamenti immateriali	(7,8)	-4,5%	(7,7)	-5,1%	1,3%
Totale ammortamenti	**(11,2)**	**-6,5%**	**(10,7)**	**-7,1%**	**4,4%**
EBITDA	**39,8**	**23,0%**	**36,4**	**24,1%**	**9,3%**
EBITA (2)	**35,6**	**20,6%**	**32,6**	**21,6%**	**9,0%**

(1) Al netto di sconti e accise.
(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi.

Gruppo Campari

Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirits*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre importanti segmenti: *spirits*, *wines* e *soft drinks*. Il portafoglio prodotti di proprietà include *brand* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda in Italia, SKYY Blue negli USA, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay e Riccadonna in Australia e in Nuova Zelanda. Il Gruppo impiega circa 1.400 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO

CAMPARI

PRESS RELEASE

RESULTS FOR THE FIRST NINE MONTHS TO 30 SEPTEMBER 2003

Continuing strong sales performance: € 505.7 million, +10.6% compared with the first nine months of 2002 (+17.1% at constant exchange rates)
Sales growth accelerates during third quarter: +14.7% compared with the third quarter of 2002

Growth in all levels of operating profitability
EBIT: € 85.5 million, +7.8% compared with the first nine months of 2002 (+15.6% at constant exchange rates)
Group's pre-tax profit: +53.8% (including real estate capital gains)

Net financial debt down € 71.6 million with respect to 30 June 2003, from € 232.9 million to € 161.3 million

Milan, 10 November 2003 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the Quarterly Report as of 30 September 2003, showing **strong growth in sales and all levels of operating profitability**. These results benefited from **accelerated sales during the third quarter** of 2003 and a slight attenuation of the negative impact of exchange rates relative to the first half of the year, although still severely penalising.

It should be stressed, in this regard, that if the operating results were considered before exchange rates impact, they would exhibit an even stronger performance, with **double-digit growth** as compared to the equivalent period last year.

	First nine months 2003 (€ million)	% change at actual exchange rates	% change at constant exchange rates
• Net sales	505.7	+10.6%	+17.1%
• EBITDA	118.7	+6.2%	+12.4%
• EBITA	106.4	+6.3%	+12.5%
• EBIT = Operating income	85.5	+7.8%	+15.6%
• Group's profit before taxes	102.1	+53.8%	+58.2%

EBITA = EBIT (Operating income) before amortisation of goodwill and trademarks.

CONSOLIDATED RESULTS FOR THE FIRST NINE MONTHS OF 2003

In the first nine months of 2003 **Group sales** were € 505.7 million, **up 10.6%**. **Organic growth**, at constant exchange rates, was **10.8%**, while the negative impact of exchange rates, mainly because of the devaluation of the US Dollar and the Brazilian Real, amounted to 6.5%. **External growth of 6.3%** is entirely due to the new distribution agreement of tequila 1800 in the US market.

Trading profit was € 136.4 million, **up 6.6%,** amounting to 27,0% of sales.

EBITDA was € 118.7 million, up **6.2%** (+12.4% at constant exchange rates), amounting to 23.5% of sales.

EBITA was € 106.4 million, up **6.3%** (+12.5% at constant exchange rates), amounting to 21.0% of sales.

EBIT was € 85.5 million, up **7.8%** (+15.6% at constant exchange rates), amounting to 16.9% of sales.

Profit before taxes and minority interests was € 114.1 million, up 47.8% (+54.6% at constant exchange rates), as it benefits from the capital gain resulting from the sale of the head office building in Milan, Via Filippo Turati, completed in July, which amounted to € 33.7million.

Group's profit before taxes, i.e. profit before taxes net of minority interests, was € 102.1 million, up 53.8% (+58.2% at constant exchange rates).

As of 30 September 2003 **net financial debt** was € 161.3 million (€ 232.9 million as of 30 June 2003).

SALES IN THE FIRST NINE MONTHS OF 2003

The **spirits segment**, with sales of € 323.5 million, amounting to 64.0% of total turnover, **grew by 21.6%** at constant exchange rates (+12.1% at actual exchange rates). Organic growth was 11.7% at constant exchange rates (+2.3% at actual exchange rates). The **Campari** brand's growth was 0.3% at constant exchange rates (-4.3% at actual exchange rates). In geographic terms, Campari's sales continue to show **their positive trend in Italy** (+3.6%) and in **Brazil**, while in **Germany** they confirm the **positive trend reversal** recorded since the beginning of the year, with slight growth in the first nine months of the year. **SKYY Vodka** provided a significant contribution to growth in the spirits segment during the first nine months, recording a total **increase**, including the new flavoured vodkas, **of 25.3%** at constant exchange rates (+5,2% at actual exchange rates); within the SKYY range, also the new line of flavoured vodkas launched in March 2003 continued its upward sales trend, achieving, over the first nine months, a percentage of 17% of total SKYY sales. The spirits segment also benefited from the **positive performance** of **CampariSoda** (+4.9% at constant exchange rates), **Ouzo 12** (+10.3% at constant exchange rates), **Jägermeister** (+2.0% at constant exchange rates) and from **Campari Mixx** sales, which exhibited the expected seasonality peak during the summer months. **External growth**, deriving from tequila 1800, was **9.9%** (at constant exchange rates).

The **wines segment,** which accounts for 11.6% of total sales, **grew 6.0%** at constant exchange rates (+2.9% at actual exchange rates). This result was brought about by the **positive performance of the Cinzano brands**: in particular, **Cinzano vermouth** grew 7.2% at constant exchange rates, mainly due to increased distribution in Eastern European markets. **Cinzano sparkling wines** saw a rise of 7.7% at constant exchange rates, exhibiting strong and consistent growth on the Italian market, partly offset by a slowdown in sales in the German market during the third quarter. **Sella & Mosca** sales were down 1.2% at constant exchange rates, entirely due to limited product availability, especially for white wines, as a result of the extremely poor 2002 harvest.

Soft drinks sales, accounting for 23.3% of total sales, **grew 13.8%**, with a strong acceleration in the third quarter thanks to the particularly favourable climatic conditions. The **Lemonsoda**, **Oransoda** and **Pelmosoda** range and **Lipton Ice Tea** grew respectively by **17.8%** and **27.4%** in the first nine months. **Crodino**, whose sales are less closely correlated to climatic variations, was up **5.5%**.

In terms of **geographic split**, sales in the first nine months of 2003 on the **Italian market** accounted for 49.4% of the Group's sales and rose **9.3%** thanks to the **positive performance of the three business segments**, and in particular of all spirits and soft drinks brands. **Sales in the European area**, 19.4% of total sales, **grew by 12.5%**, due to the introduction of Campari Mixx in Germany and Austria, to the good sales results of the Cinzano vermouths and to the first signs of recovery of the German market. In the Americas area, which represents 28.9% of total sales, sales in **Brazil** confirmed **last year's levels**, at constant exchange rates (-28.5% at actual exchange rates, entirely attributable to the devaluation of the Brazilian Real): the government measures recently adopted to confront the high inflation rate, among which the increase in interest rates, led to a slowdown in third quarter orders, which should be at least partly recovered during the final months of the year. The **US market grew by 29.5%**, as a result of the contribution provided by the new distribution contract for tequila 1800 (+31.9%) and of solid organic growth (+16.9% at constant exchange rates), led by the positive performance of SKYY Vodka.

* * *

CONFERENCE CALL

At 5:00 p.m. (CET) today, Monday 10 November 2003, there will be a conference call, during which Campari's management will present the results for the first nine months of 2003 to analysts, investors and journalists. To take part in the conference call, simply dial one of the following numbers:

- from Italy: 800 914 551 (toll-free number)
- from abroad: +39 02 3700 8206

* * *

CAMPARI GROUP - RESULTS FOR THE FIRST NINE MONTHS OF 2003

Table 1) Campari Group - net revenues by segment

	1 January - 30 September 2003		1 January - 30 September 2002		Change
	€ million	%	€ million	%	%
Spirits	323.5	64.0%	288.4	63.1%	12.1%
Wines	58.8	11.6%	57.1	12.5%	2.9%
Soft Drinks	118.0	23.3%	103.7	22.7%	13.8%
Other revenues	5.4	1.1%	8.0	1.8%	-32.3%
Total	**505.7**	**100.0%**	**457.3**	**100.0%**	**10.6%**

Table 2) Campari Group - net revenues by geographic area

	1 January - 30 September 2003		1 January - 30 September 2002		Change
	€ million	%	€ million	%	%
Italy	249.9	49.4%	228.6	50.0%	9.3%
Europe	98.1	19.4%	87.2	19.1%	12.5%
Americas	146.2	28.9%	128.5	28.1%	13.7%
Rest of the world	11.5	2.3%	13.0	2.8%	-11.2%
Total	**505.7**	**100.0%**	**457.3**	**100.0%**	**10.6%**

Table 3) Campari Group - consolidated income statement for the first nine - months of 2003

	1 January - 30 September 2003		1 January - 30 September 2002		Change
	€ million	%	€ million	%	%
Net revenues (1)	**505.7**	**100.0%**	**457.3**	**100.0%**	**10.6%**
Cost of materials	(180.3)	-35.7%	(155.3)	-33.9%	16.2%
Production costs	(30.9)	-6.1%	(34.4)	-7.5%	-10.4%
Total cost of goods sold	**(211.2)**	**-41.8%**	**(189.7)**	**-41.5%**	**11.3%**
Gross margin	**294.5**	**58.2%**	**267.6**	**58.5%**	**10.0%**
Advertising and promotion	(102.1)	-20.2%	(87.1)	-19.1%	17.1%
Selling and distribution expenses	(56.0)	-11.1%	(52.5)	-11.5%	6.7%
Trading profit	**136.4**	**27.0%**	**128.0**	**28.0%**	**6.6%**
General and administrative expenses	(33.9)	-6.7%	(31.1)	-6.8%	8.9%
Other operating revenues	5.1	1.0%	4.1	0.9%	25.2%
Amortisation of goodwill and trademarks	(20.9)	-4.1%	(20.8)	-4.5%	0.6%
Non - recurring expenses	(1.2)	-0.2%	(0.8)	-0.2%	53.4%
EBIT = Operating income	**85.5**	**16.9%**	**79.4**	**17.4%**	**7.8%**
Net interest income (charges)	(7.0)	-1.4%	(4.5)	-1.0%	53.9%
Exchange-rate gains (losses), net	1.9	0.4%	9.1	2.0%	-78.8%
Other non operating income (charges)	33.7	6.6%	(6.8)	-1.5%	-593.4%
Profit before taxes and minority interests	**114.1**	**22.6%**	**77.2**	**16.9%**	**47.8%**
Minority interests	(12.0)	-2.4%	(11.2)	-2.4%	10.7%
Group's profit before taxes	**102.1**	**20.2%**	**66.0**	**14.5%**	**53.8%**
Depreciation	(10.2)	-2.0%	(9.5)	-2.1%	6.9%
Amortisation of goodwill, trademarks and other intangibles	(23.0)	-4.5%	(22.8)	-5.0%	0.7%
Total depreciation and amortisation	**(33.1)**	**-6.6%**	**(32.3)**	**-7.1%**	**2.5%**
EBITDA	**118.7**	**23.5%**	**111.7**	**24.4%**	**6.2%**
EBITA (2)	**106.4**	**21.0%**	**100.2**	**21.9%**	**6.3%**

(1) Net of discounts and excise duty.
(2) EBITA = EBIT before amortisation of goodwill and trademarks.

Table 4) Campari Group - consolidated income statement for the third quarter of 2003

	1 January - 30 September 2003 € million	%	1 January - 30 September 2002 € million	%	Change %
Net revenues [1]	**173.0**	**100.0%**	**150.8**	**100.0%**	**14.7%**
Cost of materials	(66.4)	-38.4%	(52.4)	-34.7%	26.8%
Production costs	(10.1)	-5.9%	(11.1)	-7.3%	-8.5%
Total cost of goods sold	**(76.5)**	**-44.2%**	**(63.5)**	**-42.1%**	**20.7%**
Gross margin	**96.5**	**55.8%**	**87.3**	**57.9%**	**10.4%**
Advertising and promotion	(32.9)	-19.0%	(29.5)	-19.6%	11.3%
Selling and distribution expenses	(18.6)	-10.8%	(16.0)	-10.6%	16.4%
Trading profit	**45.0**	**26.0%**	**41.8**	**27.8%**	**7.4%**
General and administrative expenses	(10.3)	-6.0%	(9.1)	-6.1%	13.5%
Other operating revenues	1.6	0.9%	0.1	0.1%	n.s.
Amortisation of goodwill and trademarks	(7.0)	-4.0%	(6.9)	-4.6%	0.7%
Non - recurring expenses	(0.7)	-0.4%	(0.2)	-0.2%	189.8%
EBIT = Operating income	**28.6**	**16.5%**	**25.7**	**17.0%**	**11.4%**
Net interest income (charges)	(2.0)	-1.2%	(2.3)	-1.5%	-12.4%
Exchange-rate gains (losses), net	2.5	1.4%	1.7	1.1%	42.9%
Other non operating income (charges)	33.6	19.4%	(0.1)	-0.1%	n.s.
Profit before taxes and minority interests	**62.7**	**36.2%**	**25.0**	**16.6%**	**150.9%**
Minority interests	(4.1)	-2.4%	(3.5)	-2.3%	17.5%
Group's profit before taxes	**58.6**	**33.8%**	**21.5**	**14.2%**	**172.7%**
Depreciation	(3.4)	-2.0%	(3.0)	-2.0%	12.3%
Amortisation of goodwill, trademarks and other intangibles	(7.8)	-4.5%	(7.7)	-5.1%	1.3%
Total depreciation and amortisation	**(11.2)**	**-6.5%**	**(10.7)**	**-7.1%**	**4.4%**
EBITDA	**39.8**	**23.0%**	**36.4**	**24.1%**	**9.3%**
EBITA [2]	**35.6**	**20.6%**	**32.6**	**21.6%**	**9.0%**

(1) Net of discounts and excise duty.
(2) EBITA = EBIT before amortisation of goodwill and trademarks.

The Campari Group

The Campari Group is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. Following an intensive acquisition campaign undertaken over the last few years, the Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda and Pelmosoda in Italy, SKYY Blue in the US, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay and Riccadonna in Australia and New Zealand. The Group has 1,400 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it